Exhibit 99.2

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this news release.

Bell Announces Upsizing and Results of its Cash Tender Offers for Debt Securities

MONTRÉAL, June 3, 2026 –– Bell Canada (“Bell” or the “Company”) today announced (i) the release of the results of its previously announced separate offers (the “Offers”) to purchase for cash the outstanding debentures of the ten series listed in the table below (collectively, the “Debentures”) and (ii) that it has amended the Offers by increasing the maximum purchase amount from C$1,000,000,000 (the “Maximum Purchase Amount”) in aggregate purchase price, excluding accrued and unpaid interest, to an aggregate amount necessary to repurchase all tendered C$301,113,000 principal amount of the 4.35% MTN Debentures Series M-39 due 2045, all tendered C$366,626,000 principal amount of the 4.45% MTN Debentures Series M-45 due 2047,C$380,000,000 principal amount of the 5.15% MTN Debentures Series M-60 due 2028, C$60,000,000 principal amount of the 6.55% MTN Debentures Series M-3 due 2029 and C$345,000,000 principal amount of the 2.50% MTN Debentures Series M-52 due 2030 ; excluding accrued and unpaid interest.

The Offers

The Offers were made upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 27, 2026 (the “Offer to Purchase”). Except with respect to the increases in the Maximum Purchase Amount announced by news release on May 27, 2026 and on the date hereof, no other terms of the Offers set forth in the Offer to Purchase have changed. The Debentures are unconditionally guaranteed as to payment of principal, interest and other obligations by BCE Inc. (“BCE”), Bell’s parent company. Capitalized terms used but not defined in this news release have the meanings given to them in the Offer to Purchase.

According to information provided by TSX Trust Company, the Tender Agent, C$3,806,367,000 combined aggregate principal amount of the Debentures were validly tendered in connection with the Offers prior to or at 5:00 p.m. (Eastern time) on June 3, 2026 (the “Expiration Date”) and not validly withdrawn. The table below provides certain information about the Offers, including the aggregate principal amount of each series of Debentures validly tendered and not validly withdrawn prior to the Expiration Date.

Title of Debentures(1)	Principal Amount Outstanding	CUSIP / ISIN Nos.(1)	Reference Security(2)	Bloomberg Reference Page(2)	Fixed Spread (Basis Points)(2)	Principal Amount Tendered	Indicative Acceptance Amount

4.35% MTN Debentures Series M-39 due 2045	C$395,000,000	07813ZBR4 / CA07813ZBR43	CAN 3 1⁄2 12/01/57	FIT CAN0-50	110	C$301,113,000	C$301,113,000

4.45% MTN Debentures Series M-45 due 2047	C$400,000,000	07813ZBX1 / CA07813ZBX11	CAN 3 1⁄2 12/01/57	FIT CAN0-50	110	C$366,626,000	C$366,626,000

5.15% MTN Debentures Series M-60 due 2028	C$600,000,000	07813ZCN2 / CA07813ZCN20	CAN 3 1⁄4 09/01/28	FIT CAN0-50	45	C$530,412,000	C$380,000,000

5.25% MTN Debentures Series M-62 due 2029	C$700,000,000	07813ZCQ5 / CA07813ZCQ50	CAN 3 1⁄4 09/01/28	FIT CAN0-50	50	C$400,536,000	C$0

6.55% MTN Debentures Series M-3 due 2029	C$200,053,000	07813ZAC8 / CA07813ZAC82	CAN 3 1⁄2 09/01/29	FIT CAN0-50	60	C$90,411,000	C$60,000,000

2.90% MTN Debentures Series M-50 due 2029	C$550,000,000	07813ZCC6 / CA07813ZCC64	CAN 3 1⁄2 09/01/29	FIT CAN0-50	35	C$158,351,000	C$0

2.50% MTN Debentures Series M-52 due 2030	C$1,000,000,000	07813ZCE2 / CA07813ZCE21	CAN 1 1⁄4 06/01/30	FIT CAN0-50	40	C$411,329,000	C$345,000,000

3.00% MTN Debentures Series M-54 due 2031	C$1,000,000,000	07813ZCG7 / CA07813ZCG78	CAN 1⁄2 12/01/30	FIT CAN0-50	45	C$594,220,000	C$0

4.75% MTN Debentures Series M-31 due 2044	C$500,000,000	07813ZBH6 / CA07813ZBH60	CAN 3 1⁄2 12/01/57	FIT CAN0-50	120	C$343,470,000	C$0

3.80% MTN Debentures Series M-48 due 2028	C$1,000,000,000	07813ZCA0 / CA07813ZCA09	CAN 3 1⁄4 09/01/28	FIT CAN0-50	45	C$609,899,000	C$0

(1)

No representation is made by the Company as to the correctness or accuracy of the CUSIP numbers or ISINs listed in this news release or printed on the Debentures. They are provided solely for convenience.

(2)

The total consideration for each series of Debentures (such consideration, the “Total Consideration”) payable for each C$1,000 principal amount of such series of Debentures validly tendered and accepted for purchase will be based on the applicable Fixed Spread specified in the table above for such series of Debentures, plus the applicable yield based on the bid-side price of the applicable Canadian reference security as specified in the table above, as quoted on the applicable Bloomberg Reference Page as of 11:00 a.m. (Eastern time) on June 4, 2026, unless extended by the Company with respect to the applicable Offer. The Total Consideration does not include the applicable Accrued Coupon Payment, which will be payable in cash in addition to the applicable Total Consideration.

Indicative Series Acceptance Amounts

The Company expects to accept for purchase C$301,113,000 in aggregate principal amount of the 4.35% MTN Debentures Series M-39 due 2045, C$366,626,000 in aggregate principal amount of the 4.45% MTN Debentures Series M-45 due 2047, C$380,000,000 in aggregate principal amount of the 5.15% MTN Debentures Series M-60 due 2028, C$60,000,000 in aggregate principal amount of the 6.55% MTN Debentures Series M-3 due 2029 and C$345,000,000 in aggregate principal amount of the 2.50% MTN Debentures Series M-52 due 2030 tendered into the Offers for such Debentures, on a pro rata basis within the 5.15% MTN Debentures Series M-60 due 2028, the 6.55% MTN Debentures Series M-3 due 2029 and the 2.50% MTN Debentures Series M-52 due 2030 with the actual amount accepted to be adjusted for rounding due to proration. The Company expects to accept for purchase C$0 in aggregate principal amount of the 5.25% MTN Debentures Series M-62 due 2029 tendered into the Offer for such Debentures, C$0 in aggregate principal amount of the 2.90% MTN Debentures Series M-50 due 2029 tendered into the Offer for such Debentures, C$0 in aggregate principal amount of the 3.00% MTN Debentures Series M-54 due 2031 tendered into the Offer for such Debentures, C$0 in aggregate principal amount of the 4.75% MTN Debentures Series M-31 due 2044 tendered into the Offer for such Debentures, and C$0 in aggregate principal amount of the 3.80% MTN Debentures Series M-48 due 2028 tendered into the Offer for such Debentures.

The Financing Condition as described in the Offer to Purchase has been satisfied as a result of the closing of the Company’s previously announced public offering of two series of Canadian medium term notes in aggregate principal amount of C$1.6 billion.

Pricing and Settlement

Pricing in respect of the Debentures is expected to occur at 11:00 a.m. (Eastern time) on June 4, 2026, following which the Final Acceptance Amount, the Offer Yield and the Total Consideration in respect of the Debentures validly tendered and accepted for purchase pursuant to the Offers will be announced by the Company.

The “Settlement Date” in respect of any Debentures validly tendered and accepted for purchase pursuant to the Offer for such Debentures is expected to be June 5, 2026. The Company will also pay an Accrued Coupon Payment in respect of Debentures validly tendered and accepted for purchase pursuant to the Offer for such Debentures. Holders whose Debentures are accepted for purchase will lose all rights as Holders of the tendered Debentures and interest will cease to accrue on the Settlement Date for all Debentures accepted in the Offer for such Debentures.

The Company has retained RBC Dominion Securities Inc. (“RBC”), Scotia Capital Inc. (“Scotia”) and CIBC World Markets Inc. (“CIBC”) to act as lead dealer managers, and Desjardins Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Merrill Lynch Canada Inc., Citigroup Global Markets Canada Inc., Wells Fargo Securities Canada, Ltd., SMBC Nikko Securities Canada, Ltd., Mizuho Securities Canada Inc. and Barclays Capital Canada Inc. to act as co-dealer managers (collectively, the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions for the Offers or for copies of the Offer to Purchase should be directed to RBC at 1.877.381.2099 (toll-free) or 416.842.6311 (collect), Scotia at 800.372.3930 (toll-free) or 212.225.5559 (collect), or CIBC at 1.416.594.8515 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers.

If the Company terminates any Offer with respect to one or more series of Debentures, it will give prompt notice to the Tender Agent, and all Debentures tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. With effect from such termination, any Debentures blocked in CDS Clearing and Depository Services Inc. will be released.

Offer and Distribution Restrictions

The Offers were made solely pursuant to the Offer to Purchase. This news release does not constitute a solicitation of an offer to buy any securities in the United States. No Offer constitutes an offer or an invitation by, or on behalf of, BCE, the Company or the Dealer Managers (i) to participate in the Offers in the United States; (ii) to, or for the account or benefit of, any “U.S. person” (as such term is defined in Regulation S of the U.S. Securities Act of 1933, as amended); or (iii) to participate in the Offers in any jurisdiction in which it is unlawful to make such an offer or solicitation in such jurisdiction, and such persons are not eligible to participate in or tender any securities pursuant to the Offers. No action has been or will be taken in the United States or any other jurisdiction that would permit the possession, circulation or distribution of this news release, the Offer to Purchase or any other offering material or advertisements in connection with the Offers to (i) any person in the United States; (ii) any U.S. person; (iii) anyone in any other jurisdiction in which such offer or solicitation is not authorized; or (iv) any person to whom it is unlawful to make such offer or solicitation. Accordingly, neither this news release, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or from the United States or any such other jurisdiction (except in compliance with any applicable rules or regulations of such other jurisdiction). Tenders will not be accepted from any holder located or resident in the United States.

In any jurisdiction in which the securities laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to have been made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

This news release is for informational purposes only. This news release is not an offer to purchase or a solicitation of an offer to sell any Debentures or any other securities of BCE, the Company or any of their subsidiaries.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including, but not limited to, statements regarding the terms and conditions and timing for completion of the Offers, including the series of Debentures and amount thereof expected to be accepted for purchase pursuant to the Offers, the expected Settlement Date and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed Offers referred to above. Readers are cautioned that such information may not be appropriate for other purposes. For additional information on assumptions and risks underlying certain of the forward-looking statements made in this news release, please consult BCE Inc.’s (BCE) 2025 Annual MD&A dated March 5, 2026, BCE’s First Quarter MD&A dated May 6, 2026 and BCE’s news release dated May 7, 2026 announcing its financial results for the first quarter of 2026, filed with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About Bell

Bell is Canada’s largest communications company1, leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.

1Based on total revenue and total combined customer connections.

Media Inquiries:

Ellen Murphy

media@bell.ca

Investor Inquiries:

Krishna Somers

krishna.somers@bell.ca

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